Filed by eXcelon Corporation pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company:
C-bridge Internet Solutions, Inc.
Commission File No. 0-28185

On May 23, 2001, eXcelon Corporation and C-bridge Internet Solutions, Inc. announced that they had entered into a definitive agreement with respect to a merger between the two companies. Set forth below is a copy of the Joint Press Release of eXcelon Corporation and C-bridge Internet Solutions, Inc.


                                                                    NEWS RELEASE

FOR IMMEDIATE RELEASE

CONTACTS:         Amy Pavel
                  Lois Paul & Partners (for eXcelon)
                  781-238-5747
                  amy_pavel@lpp.com

                  Janette Mandell
                  Greenough Communications (for C-bridge)
                  671-275-6532
                  jmandell@gcgpr.com


                      EXCELON CORPORATION AND C-BRIDGE SIGN
                                MERGER AGREEMENT

   NEW COMPANY TO LEVERAGE MANAGEMENT EXPERIENCE, AWARD-WINNING TECHNOLOGY AND
     STRATEGIC INDUSTRY SOLUTIONS TO DELIVER HIGH VALUE AND SPEED-TO-MARKET

BOSTON AND BURLINGTON, MASS. -- MAY 23, 2001 -- eXcelon Corporation (NASDAQ:
EXLN), an award-winning provider of an XML-based platform for self-service and collaborative applications, and C-bridge(TM) (NASDAQ: CBIS), the originator of the ISolutions approach to e-Enterprise consulting and services, today announced that they have signed a definitive agreement to merge the two companies. A conference call has been scheduled for 9:30 a.m. today to discuss this announcement.

Today's agreement between the two companies represents a merger of equals. Under the terms of the agreement, each outstanding share of C-bridge common stock will be converted into the right to receive 1.2517 shares of eXcelon common stock. The eXcelon/C-bridge shareholders will each own 50 percent of the combined company on a fully diluted basis.

The merger will create a new company with 2001 projected revenues in excess of $100 million and cash reserves of over $50 million that is immediately positioned to address the growing demand for industry-specific Enterprise Commerce Management (ECM) solutions. ECM is a model for corporations seeking to build their next generation business systems. Extending beyond ERP to a corporation's trading partners, ECM includes the entire value chain, from suppliers to channel partners to customers, and is enabled by business process applications, services, and the Internet to support commerce throughout the value chain.

Upon the completion of the merger, the new company will conduct business as eXcelon Corporation. The combination of eXcelon and C-bridge will create a company that provides Enterprise Commerce Management solutions delivered on a platform-based architecture. The merger unites C-bridge's ability to engage in strategic business consulting, diagnostic services and deep vertical industry expertise with eXcelon's award-winning XML platform, object data management technology and proven track record in successfully serving enterprise customers for over 12 years. The combination of C-bridge and eXcelon brings noteworthy execution strength to market, backed by the companies' resources, customers, products, solutions, management team and a strong balance sheet.

"eXcelon's growth over the past year has been fueled by enterprises leveraging our XML-based products to integrate their data and content to provide significant business value to their customers, partners, suppliers and employees," said Bob Goldman, chairman and CEO, eXcelon Corporation. "The combination of C-bridge's expertise in winning large contracts with Global 2000 organizations, along with eXcelon's technology, will position the combined company to be a leader in the Enterprise Commerce Management market. We are extremely excited to join forces with C-bridge as it brings to us a successful track record of selling solutions, established positions in key vertical markets and a very strong sales channel to deploy high rate-of-return collaborative applications."

eXcelon Chairman and CEO Bob Goldman will serve as chairman of the board and Lacey Brandt, eXcelon's chief financial officer will serve as CFO for the new company. Joe Bellini, C-bridge chairman and CEO, will assume the role of chief executive officer of the new company. In addition to growing C-bridge's annual revenues from $5 million to $83 million in less than two years, Bellini has over 18 years of experience in organizations that sell solutions, with companies including i2 Technologies, Oracle and EDS. Combined with the strong leaders from eXcelon, his executive team also brings depth and demonstrated achievement in successfully transitioning companies, including i2 and Oracle, to solutions-focused product models.

"Our two companies align perfectly to provide XML-based solutions that enable the integration of enterprise value chains, a market which is estimated to be as large as $250 billion during the next four years in several studies published by AMR Research and IDC," said Joe Bellini, C-bridge chairman and CEO. "eXcelon's XML technology provides a strong foundation upon which companies can base their eBusiness architecture. This platform, coupled with our expertise in vertical market consulting and diagnostic services, will enable us to deliver solutions that address the immediate and ongoing business needs of key vertical industries. This unique integrated approach will allow us to deliver solutions faster and more efficiently, with the goal of providing higher return on investment for our customers

The new eXcelon will provide early-mover advantage in the ECM market through:

         o A THOUGHT-LEADING SOLUTION APPROACH - Through industry-focused ISolutions, the combined company will have an early lead in working with clients to identify strategies to create new business opportunities to increase shareholder value, develop business initiatives to implement those strategies and apply digital technologies that integrate new business workflows with existing information systems.

         o THE XML PLATFORM -The XML platform combines eXcelon's Extensible Information Server, Business Process Manager and Stylus Studio in an integrated environment that enables organizations to build a new class of self-service and collaborative applications that empower their customers, suppliers and employees to engage in complex activities with less manual interaction.

         o A PROVEN SOLUTIONS METHODOLOGY - C-bridge's RAPID VALUE(TM) services methodology assists companies in the ongoing process of expanding and improving business through technology. This methodology encompasses strategy and diagnostics services and a four-phase "Define, Design, Develop and Deploy" delivery model.

The new company will have over 1500 customers and a global presence with locations in the US, UK, Germany, Netherlands, Scandinavia, Japan, Australia, Hong Kong, and Singapore. Object Design, a division of eXcelon Corporation and a leader in the object data management market, will continue to be managed as a separate division of the combined company.

CONFERENCE CALL INFORMATION

eXcelon and C-bridge executives will host a conference call today at 9:30 a.m. EDT. The session may be accessed at http://www.exceloncorp.com/investors and on the investor page of C-bridge's web site, www.c-bridge.com. A replay of the call will be made available for fifteen days on both sites.

ABOUT EXCELON CORPORATION

eXcelon Corporation (NASDAQ: EXLN) is the leading provider of an XML-based platform for building self-service and collaborative applications. eXcelon enables its customers to access and leverage the data and content that resides within their existing systems regardless of original format, making it possible to share that information across an "extended enterprise" of customers, partners, suppliers and employees for a collective business advantage. By deploying information-rich collaborative and self-service applications, enterprises empower their partners and customers to leverage data and content previously unavailable without direct, and often complex, human interaction. Such applications help businesses improve customer service, reduce costs, bring new products to market faster, increase efficiency and strengthen external relationships. Based in Burlington, Massachusetts and founded in 1988, eXcelon Corporation sells and supports its products through branch offices across the U.S. and through international subsidiaries in the United Kingdom, Germany, The Netherlands, Japan and Australia, as well as a worldwide network of distributors, value-added resellers, systems integrators and other indirect sales partners.

ABOUT C-BRIDGE

C-bridge (NASDAQ: CBIS) is the originator of the ISolutions approach to e-Enterprise consulting and services. A noted provider of quality, industry-focused e-Enterprise solutions and consulting services to the Global 2000 and emerging industry leaders, C-bridge's experience, execution and strategic counsel to enterprises striving to effectively manage their value chains have earned recognition worldwide. C-bridge ISolutions are the new breed of "productized" services designed and assembled to provide organizations with reliable standards-based, business and technology architecture. ISolutions integrate the e-Enterprise and value chains to retain customers, expand markets and improve efficiencies.

Headquartered in Boston, Massachusetts, C-bridge is distinguished by its commitment to education as a driver of better decisions, a catalyst for change and a facilitator for successful implementation of strategy. C-bridge works continuously to ensure the success of its clients by providing mentoring, knowledge transfer and executive education to thousands of industry leaders per year. More information about C-bridge can be found at www.c-bridge.com.


"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995:

Statements in this press release that do not relate to historical facts, including statements concerning future expectations, plans, and prospects of the management of C-bridge and eXcelon are forward-looking statements. Such statements are not guarantees of future performance, and are subject to substantial risks and uncertainties and involve assumptions that could cause the future results of C-bridge, eXcelon, or the combined company following the merger of C-bridge and eXcelon to differ materially from those expressed in any forward-looking statements. C-bridge and eXcelon each disclaim any intent or obligation to update publicly any forward-looking statements whether in response to new information, future events or otherwise.

Important factors that could cause eXcelon's actual results to differ from these forward-looking statements include the fact that a majority of our revenues to date have been derived from sales of our Object Design data management products, the market for which is stable or declining; the possibility that the recent restructuring of our business operations into separate B2B and data management divisions may not produce improvements in our operating results; the risk that our revenues will not grow rapidly enough to offset increased expenditures that we are incurring to develop and market our new XML-based B2B products; the possibility that we may be unable to keep pace with the rapid technological change and intense competition that characterize the market for B2B e-commerce solutions, costs related to the proposed merger, the possibility of substantial delay in the expected closing of the merger and the risk that the businesses of eXcelon and C-bridge will not be integrated successfully; and other factors described under the heading "Certain Factors that May Affect Future Results" in our Annual Report on Form 10-K for the year ended December 31, 2000, as amended, as filed with the Securities and Exchange Commission.

Important factors that could cause C-bridge's actual results to differ from these forward-looking statements include, but are not limited to, the profitability of our contracts, our ability to retain existing clients and attract new clients, our ability to hire, train, and retain qualified employees, our ability to continue to develop effective sales and marketing capabilities, our ability to keep pace with the Internet's rapid technological changes, evolving industry standards and changing client requirements, worldwide business use of the Internet, the growth in the number of web access devices per user, the occurrence of any failure of the Internet, the continued improvement of security on the Internet, general economic and industry conditions, costs related to the proposed merger, the possibility of substantial delay in the expected closing of the merger and the risk that the businesses of eXcelon and C-bridge will not be integrated successfully, any of which may cause actual results to differ materially from those described in the statements. In addition to the factors discussed above, and other factors described under the heading "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2000, as amended, as filed with the Securities and Exchange Commission

Copies of the Annual Reports of both our companies on Form 10-K for the year ended December 31, 2000 can be found at http://www.sec.gov., any of which may cause actual results to differ materially from those described in the statements. In addition to the factors discussed above, and other factors described under the heading "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2000, as amended, as filed with the Securities and Exchange Commission

Copies of the Annual Reports of both our companies on Form 10-K for the year ended December 31, 2000 can be found at http://www.sec.gov.


WHERE YOU CAN FIND ADDITIONAL INFORMATION

INVESTORS AND SECURITY HOLDERS OF BOTH EXCELON AND C-BRIDGE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER DESCRIBED ABOVE AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. eXcelon and C-bridge expect to mail a proxy statement/prospectus about the merger to their respective stockholders. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by the companies at the Securities and Exchange Commission's web site at http://www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained free of charge from eXcelon or C-bridge.

INVESTORS AND STOCKHOLDERS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

eXcelon and its officers and directors may be deemed to be participants in the solicitation of proxies from C-bridge's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in eXcelon's Annual Report on Form 10-K for the year ended December 31, 2000, as amended, as filed with the Securities and Exchange Commission. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from eXcelon.

C-bridge and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of eXcelon with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in C-bridge's Annual Report on Form 10-K for the year ended December 31, 2000, as amended, as filed with the Securities and Exchange Commission. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from C-bridge.

                                       ###

NOTE: C-bridge is a trademark of C-bridge Internet Solutions. Object Design and ObjectStore are registered trademarks of eXcelon Corporation. eXcelon, EXLN, Xpress, eXcelon Portal Server, eXcelon Integration Server, eXcelon eSolutions, Stylus, Cache-Forward, and Javlin are trademarks of eXcelon Corporation. All other trademarks are the property of their respective owners.

Filed by eXcelon Corporation pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company:
C-bridge Internet Solutions, Inc.
Commission File No. 0-28185

On May 23, 2001, eXcelon Corporation and C-bridge Internet Solutions, Inc. announced that they had entered into a definitive agreement with respect to a merger between the two companies. Set forth below is a copy of the Joint Media Alert of eXcelon Corporation and C-bridge Internet Solutions, Inc.


                                                                  MEDIA ADVISORY


FOR IMMEDIATE RELEASE

CONTACTS:         Amy Pavel
                  Lois Paul & Partners (for eXcelon)
                  781-238-5747
                  amy_pavel@lpp.com

                  Janette Mandell
                  Greenough Communications (for C-bridge)
                  671-275-6532
                  jmandell@gcgpr.com


              EXCELON CORPORATION AND C-BRIDGE WEB CAST TO DISCUSS MERGER AGREEMENT ON WEDNESDAY, MAY 23, 2001 AT 9:30 A.M. EDT


BOSTON AND BURLINGTON, MASS. -- MAY 23, 2001 -- eXcelon Corporation (NASDAQ:
EXLN), an award-winning provider of an XML-based platform for self-service and collaborative applications, and C-bridge(TM) (NASDAQ: CBIS), the originator of the ISolutions approach to e-Enterprise consulting and services, will host a Web cast to announce their merger agreement on Wednesday, May 23, 2001 at 9:30 a.m. EDT (SEE "EXCELON CORPORATION AND C-BRIDGE SIGN MERGER AGREEMENT," 5/22/2001). The session may be accessed at http://www.exceloncorp.com/investors and on the investor page of C-bridge's Web site, http://www.c-bridge.com. A replay of the Web cast will be made available for thirty days on both sites.

ABOUT C-BRIDGE

C-bridge (NASDAQ: CBIS) is the originator of the ISolutions approach to e-Enterprise consulting and services. A noted provider of quality, industry-focused e-Enterprise solutions and consulting services to the Global 2000 and emerging industry leaders, C-bridge's experience, execution and strategic counsel to enterprises striving to effectively manage their value chains have earned recognition worldwide. C-bridge ISolutions are the new breed of "productized" services designed and assembled to provide organizations with reliable standards-based, business and technology architecture. ISolutions integrate the e-Enterprise and value chains to retain customers, expand markets and improve efficiencies.

Headquartered in Boston, Massachusetts, C-bridge is distinguished by its commitment to education as a driver of better decisions, a catalyst for change and a facilitator for successful implementation of strategy. C-bridge works continuously to ensure the success of its clients by providing mentoring, knowledge transfer and executive education to thousands of industry leaders per year. More information about C-bridge can be found at www.c-bridge.com.

ABOUT EXCELON CORPORATION

eXcelon Corporation (NASDAQ: EXLN) is the leading provider of an XML-based platform for building self-service and collaborative applications. eXcelon enables its customers to access and leverage the data and content that resides within their existing systems regardless of original format making it possible to share that information across an "extended enterprise" of customers, partners, suppliers and employees for a collective business advantage. By deploying information-rich collaborative and self-service applications, enterprises empower their partners and customers to leverage data and content previously unavailable without direct, and often complex, human interaction. Such applications help businesses improve customer service, reduce costs, bring new products to market faster, increase efficiency and strengthen external relationships. Based in Burlington, Massachusetts and founded in 1988, eXcelon Corporation sells and supports its products through branch offices across the U.S. and through international subsidiaries in the United Kingdom, Germany, The Netherlands, Japan and Australia, as well as a worldwide network of distributors, value-added resellers, systems integrators and other indirect sales partners.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995:

Statements in this press release that do not relate to historical facts, including statements concerning future expectations, plans, and prospects of the management of C-bridge and eXcelon are forward-looking statements. Such statements are not guarantees of future performance, and are subject to substantial risks and uncertainties and involve assumptions that could cause the future results of C-bridge, eXcelon, or the combined company following the merger of C-bridge and eXcelon to differ materially from those expressed in any forward-looking statements. C-bridge and eXcelon each disclaim any intent or obligation to update publicly any forward-looking statements whether in response to new information, future events or otherwise.

Important factors that could cause eXcelon's actual results to differ from these forward-looking statements include the fact that a majority of our revenues to date have been derived from sales of our Object Design data management products, the market for which is stable or declining; the possibility that the recent restructuring of our business operations into separate B2B and data management divisions may not produce improvements in our operating results; the risk that our revenues will not grow rapidly enough to offset increased expenditures that we are incurring to develop and market our new XML-based B2B products; the possibility that we may be unable to keep pace with the rapid technological change and intense competition that characterize the market for B2B e-commerce solutions costs related to the proposed merger, the possibility of substantial delay in the expected closing of the merger and the risk that the businesses of eXcelon and C-bridge will not be integrated successfully; and other factors described under the heading "Certain Factors that May Affect Future Results" in our Annual Report on Form 10-K for the year ended December 31, 2000, as amended, as filed with the Securities and Exchange Commission.

Important factors that could cause C-bridge's actual results to differ from these forward-looking statements include, but are not limited to, the profitability of our contracts, our ability to retain existing clients and attract new clients, our ability to hire, train, and retain qualified employees, our ability to continue to develop effective sales and marketing capabilities, our ability to keep pace with the Internet's rapid technological changes, evolving industry standards and changing client requirements, worldwide business use of the Internet, the growth in the number of web access devices per user, the occurrence of any failure of the Internet, the continued improvement of security on the Internet, general economic and industry conditions, costs related to the proposed merger, the possibility of substantial delay in the expected closing of the merger and the risk that the businesses of eXcelon and C-bridge will not be integrated successfully, any of which may cause actual results to differ materially from those described in the statements. In addition to the factors discussed above, and other factors described under the heading "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2000, as amended, as filed with the Securities and Exchange Commission

Copies of the Annual Reports of both our companies on Form 10-K for the year ended December 31, 2000 can be found at http://www.sec.gov., any of which may cause actual results to differ materially from those described in the statements. In addition to the factors discussed above, and other factors described under the heading "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2000, as amended, as filed with the Securities and Exchange Commission

Copies of the Annual Reports of both our companies on Form 10-K for the year ended December 31, 2000 can be found at http://www.sec.gov.


WHERE YOU CAN FIND ADDITIONAL INFORMATION

INVESTORS AND SECURITY HOLDERS OF BOTH EXCELON AND C-BRIDGE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER DESCRIBED ABOVE AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. eXcelon and C-bridge expect to mail a proxy statement/prospectus about the merger to their respective stockholders. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by the companies at the Securities and Exchange Commission's web site at http://www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained free of charge from eXcelon or C-bridge.

INVESTORS AND STOCKHOLDERS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

eXcelon and its officers and directors may be deemed to be participants in the solicitation of proxies from C-bridge's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in eXcelon's Annual Report on Form 10-K for the year ended December 31, 2000, as amended, as filed with the Securities and Exchange Commission. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from eXcelon.

C-bridge and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of eXcelon with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in C-bridge's Annual Report on Form 10-K for the year ended December 31, 2000, as amended, as filed with the Securities and Exchange Commission. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from C-bridge.

                                       ###

NOTE: C-bridge is a trademark of C-bridge Internet Solutions. Object Design and ObjectStore are registered trademarks of eXcelon Corporation. eXcelon, EXLN, Xpress, eXcelon Portal Server, eXcelon Integration Server, eXcelon eSolutions, Stylus, Cache-Forward, and Javlin are trademarks of eXcelon Corporation. All other trademarks are the property of their respective owners.

Filed by eXcelon Corporation pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company:
C-bridge Internet Solutions, Inc.
Commission File No. 0-28185

On May 23, 2001, eXcelon Corporation and C-bridge Internet Solutions, Inc. announced that they had entered into a definitive agreement with respect to a merger between the two companies. Set forth below is a copy of Frequently Asked Questions.


                           FREQUENTLY ASKED QUESTIONS


WHY ARE C-BRIDGE AND EXCELON MERGING?

By joining forces, eXcelon and C-Bridge strengthen established positions in key vertical markets and gain immediate channels to drive its Enterprise Commerce Management (ECM) solutions into the market. The merger unites C-bridge's ability to engage in strategic business consulting, diagnostic services and deep vertical industry experience with eXcelon's award-winning technology and a proven track record in successfully deploying it to enterprise customers for over twelve years.

WHAT WILL THE NEW COMPANY BE CALLED?

The new company will be called eXcelon Corporation. eXcelon has spent the last two years building its brand around its XML technology. It makes sense to leverage this work, especially since the new company will be structured as a product company and a provider of Enterprise Commerce Management solutions.

HOW WILL THE NEW COMPANY DEFINE ITSELF?

The new company will be structured as a product company, and will be a provider of Enterprise Commerce Management solutions.

Enterprise Commerce Management solutions are designed and assembled to provide organizations with reliable, standards-based business and technology architecture that integrates the e-Enterprise and value chains to retain customers, expand markets, and improve efficiencies.

HOW WILL THE MERGER BENEFIT THE NEW COMPANY'S CLIENTS?

The two companies align perfectly to provide an XML-based platform for developing and deploying collaborative and self-service applications for enterprises integrating their value chains. eXcelon's XML technology provides a strong foundation upon which companies can base their e-business architecture. This platform, coupled with C-bridge's expertise in vertical market consulting and diagnostic services, will enable the new company to deliver solutions that address immediate and ongoing business needs of key, vertical industries. This integrated approach will allow the new company to deliver solutions faster and more efficiently, ensuring higher return on investment for customers.

WHY IS THIS A SOUND FINANCIAL MOVE?

The merger will create a $100+ million company based on 2000 revenues, with cash reserves of over $50 million, and will be immediately positioned to address the growing demand for industry-specific Enterprise Commerce Management solutions. AMR Research and IDC currently estimate aggregated demand for XML-based value chain solutions as high as $250 billion over the next four years.

WHO WILL MAKE UP THE MANAGEMENT TEAM OF THE NEW COMPANY?

eXcelon's Bob Goldman will serve as Chairman of the Board.
C-bridge's Joe Bellini will serve as Chief Executive Officer.
C-bridge's Mark Cosway will serve as President.
eXcelon's Satish Maripuri will serve as Chief Operating Officer.
eXcelon's Lacey Brandt will serve as Chief Financial Officer.
C-bridge's Richard Putz will serve as Chief Strategy Officer/CMO.
C-bridge's Cliff Thompson will serve as General Counsel.
eXcelon's Phil Lee will serve as president and COO, Object Design division.

IN WHAT WAY ARE THE TWO COMPANIES SIMILAR?

Both C-bridge and eXcelon set out to help organizations create business value by delivering e-business solutions that expand markets, retain customers and drive efficiencies throughout a value chain. The two companies are currently working on a number of joint proposals and expect to have significant cross-selling opportunities for clients that want world-class consulting and services with leading technology capabilities.

WHAT DOES EACH COMPANY OFFER?

eXcelon's award winning XML platforms and tools accelerate the deployment of e-business solutions, reduce project risk and provide a platform for continuous innovation. C-bridge is unique among consulting organizations because of its combination of vertical industry expertise; thought leadership; and ability to combine strategy and technology to drive speed, quality, and innovation for clients.

WHAT WILL THE NEW COMPANY DO TO ENSURE A SMOOTH INTEGRATION?

The combined management team sees eye-to-eye - we share the same core values. Over the next three months, we will work diligently to create a detailed integration plan which will include rolling out a company-wide Intranet for employees, and unifying our sales and marketing efforts. Additionally, the new company will draw upon C-bridge's strength in organizational change Management to overcome the obstacles associated with change. This area of expertise, which has benefited so many of C-bridge's clients, will help to ensure a smooth integration.

WHEN WILL THE MERGER BE FINALIZED AND VOTED ON BY SHAREHOLDERS?

We expect the transaction to close sometime in the third quarter. The deal is subject to customary regulatory and shareholder approvals.

HOW WILL THE MERGER IMPACT PARTNER RELATIONSHIPS?

We believe the merger will strengthen existing relationships by creating more business opportunities for partners as the new company drives towards larger, enterprise sales opportunities.

HOW MANY CLIENTS WILL THE NEW COMPANY HAVE?

The new company will move forward with more than 1,500 clients around the world.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995:

Statements in this press release that do not relate to historical facts, including statements concerning future expectations, plans, and prospects of the management of C-bridge and eXcelon are forward-looking statements. Such statements are not guarantees of future performance, and are subject to substantial risks and uncertainties and involve assumptions that could cause the future results of C-bridge, eXcelon, or the combined company following the merger of C-bridge and eXcelon to differ materially from those expressed in any forward-looking statements. C-bridge and eXcelon each disclaim any intent or obligation to update publicly any forward-looking statements whether in response to new information, future events or otherwise.

Important factors that could cause eXcelon's actual results to differ from these forward-looking statements include the fact that a majority of our revenues to date have been derived from sales of our Object Design data management products, the market for which is stable or declining; the possibility that the recent restructuring of our business operations into separate B2B and data management divisions may not produce improvements in our operating results; the risk that our revenues will not grow rapidly enough to offset increased expenditures that we are incurring to develop and market our new XML-based B2B products; the possibility that we may be unable to keep pace with the rapid technological change and intense competition that characterize the market for B2B e-commerce solutions costs related to the proposed merger, the possibility of substantial delay in the expected closing of the merger and the risk that the businesses of eXcelon and C-bridge will not be integrated successfully; and other factors described under the heading "Certain Factors that May Affect Future Results" in our Annual Report on Form 10-K for the year ended December 31, 2000, as amended, as filed with the Securities and Exchange Commission.

Important factors that could cause C-bridge's actual results to differ from these forward-looking statements include, but are not limited to, the profitability of our contracts, our ability to retain existing clients and attract new clients, our ability to hire, train, and retain qualified employees, our ability to continue to develop effective sales and marketing capabilities, our ability to keep pace with the Internet's rapid technological changes, evolving industry standards and changing client requirements, worldwide business use of the Internet, the growth in the number of web access devices per user, the occurrence of any failure of the Internet, the continued improvement of security on the Internet, general economic and industry conditions, costs related to the proposed merger, the possibility of substantial delay in the expected closing of the merger and the risk that the businesses of eXcelon and C-bridge will not be integrated successfully, any of which may cause actual results to differ materially from those described in the statements. In addition to the factors discussed above, and other factors described under the heading "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2000, as amended, as filed with the Securities and Exchange Commission

Copies of the Annual Reports of both our companies on Form 10-K for the year ended December 31, 2000 can be found at http://www.sec.gov., any of which may cause actual results to differ materially from those described in the statements. In addition to the factors discussed above, and other factors described under the heading "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2000, as amended, as filed with the Securities and Exchange Commission

Copies of the Annual Reports of both our companies on Form 10-K for the year ended December 31, 2000 can be found at http://www.sec.gov.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

INVESTORS AND SECURITY HOLDERS OF BOTH EXCELON AND C-BRIDGE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER DESCRIBED ABOVE AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. eXcelon and C-bridge expect to mail a proxy statement/prospectus about the merger to their respective stockholders. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by the companies at the Securities and Exchange Commission's web site at http://www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained free of charge from eXcelon or C-bridge.

INVESTORS AND STOCKHOLDERS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

eXcelon and its officers and directors may be deemed to be participants in the solicitation of proxies from C-bridge's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in eXcelon's Annual Report on Form 10-K for the year ended December 31, 2000, as amended, as filed with the Securities and Exchange Commission. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from eXcelon.

C-bridge and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of eXcelon with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in C-bridge's Annual Report on Form 10-K for the year ended December 31, 2000, as amended, as filed with the Securities and Exchange Commission. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from C-bridge.

Filed by eXcelon Corporation pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company:
C-bridge Internet Solutions, Inc.
Commission File No. 0-28185

On May 23, 2001, eXcelon Corporation and C-bridge Internet Solutions, Inc. announced that they had entered into a definitive agreement with respect to a merger between the two companies. Set forth below are copies of C-bridge Internet Solutions, Inc.'s Letter to Employees, Letter to Customers and Letter to Partners.


LETTER TO EMPLOYEES

C-bridge/eXcelon Merger:
Internal Communications Employee Letter

Today marks a significant milestone in C-bridge's history as we announce our intent to merge with eXcelon Corporation, a leading provider of XML platform technology. This competency, coupled with our expertise in vertical market consulting services and solutions, will create a powerful, innovative organization focused on the business needs and demands of a cross-section of industries.

Our two companies align perfectly to provide XML-based solutions that enable the integration of enterprise value chains, a market estimated to be as high as $250 billion during the next four years. As a result of this merger, we're poised to capitalize on and harness the substantial business benefits associated with this enormous market opportunity.

Of course, integrating two successful organizations is difficult. To meet this challenge, we have set up an integration process that will aim to bring together key people in functional and cross-functional teams. Mark Cosway and Satish Maripuri (eXcelon's President) will drive the process of developing the new company's Sales' and Operations' go-to-market organization and integration plan, while Lacey Brandt (eXcelon's CFO) and Don Amaya will formulate the necessary Finance and Human Resources infrastructure to underpin the combined company's organization and business strategy. Richard Putz, along with the Marketing teams from both organizations, will immediately begin to develop new messaging to define the leading edge offerings of the newly formed company, articulating the significantly increased ways we will be able to serve customers' needs. Larry's team and the iSolutions efforts and the platform efforts don't change in importance because of this merger, but instead become even more important for the combined company success.

You will be advised at the earliest possible point in time before the merger date as to how these transition plans might affect you. It's our goal to integrate C-bridge and eXcelon quickly and smoothly and the early efforts already underway reflect the hard work and dedication shared by both companies on this issue. It's our ambition to make the new company greater than the sum of its parts. To that end, throughout the integration process we will host an employee extranet for employees of both companies. You can access this special microsite via the following URL: http://excelon.c-bridge.com/employees.

In addition, we invite you to learn more about the merger during a conference call today at 9:30 a.m. (EDT). The webcast may be accessed at the investor page of our Web site. At 5:00 p.m. today (EDT), we will have an all staff meeting/call, during which time we will address your questions. Then on Thursday at 11:30 a.m. (EDT) a joint company meeting will be held for both C-bridge and eXcelon employees. (All employees in the Boston office on either of these days should attend "live" in the training room)

Dial in for all-staff meetings:

WED., 5/23 - 9:30 A.M. EDT - CONFERENCE CALL - ATTEND VIA WEBCAST

Go to the www.c-bridge.com and click on "Investors" then click on the Webcast link provided. The replay of the call will be available of this call for 30 days.

WED., 5/23 - 5:00 P.M. EDT - C-BRIDGE ALL STAFF

800-393-1253
International: 719-457-2621
Passcode: 766519

Replay numbers are:

Domestic: 888-203-1112
International: 719-457-0820
Passcode: 766519

THURSDAY, 5/24 - 11:30 A.M. EDT - JOINT COMPANY ALL STAFF (ALL C-BRIDGE & EXCELON EMPLOYEES):

800-393-1253
International: 719-457-2657
Passcode: 738226

Replay numbers are:

Domestic: 888-203-1112
International: 719-457-0820
Passcode: 738226

Together, we will be focused more than ever on meeting customers' needs and delivering shareholder value. During the next 100 days, we'll look forward to capturing what we believe are the best practices of both eXcelon and C-bridge. We expect to make great strides in bringing together all key organizational functions so that we can immediately begin to witness the benefits of the combined strength of our new company.

Finally, I want to thank you for the high levels of professionalism and standards for excellence by which all of you have operated. They have and will continue to serve as the hallmarks of our reputation.

Best regards,


Joe

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995:

Statements in this press release that do not relate to historical facts, including statements concerning future expectations, plans, and prospects of the management of C-bridge and eXcelon are forward-looking statements. Such statements are not guarantees of future performance, and are subject to substantial risks and uncertainties and involve assumptions that could cause the future results of C-bridge, eXcelon, or the combined company following the merger of C-bridge and eXcelon to differ materially from those expressed in any forward-looking statements. C-bridge and eXcelon each disclaim any intent or obligation to update publicly any forward-looking statements whether in response to new information, future events or otherwise.

Important factors that could cause eXcelon's actual results to differ from these forward-looking statements include the fact that a majority of our revenues to date have been derived from sales of our Object Design data management products, the market for which is stable or declining; the possibility that the recent restructuring of our business operations into separate B2B and data management divisions may not produce improvements in our operating results; the risk that our revenues will not grow rapidly enough to offset increased expenditures that we are incurring to develop and market our new XML-based B2B products; the possibility that we may be unable to keep pace with the rapid technological change and intense competition that characterize the market for B2B e-commerce solutions costs related to the proposed merger, the possibility of substantial delay in the expected closing of the merger and the risk that the businesses of eXcelon and C-bridge will not be integrated successfully; and other factors described under the heading "Certain Factors that May Affect Future Results" in our Annual Report on Form 10-K for the year ended December 31, 2000, as amended, as filed with the Securities and Exchange Commission.

Important factors that could cause C-bridge's actual results to differ from these forward-looking statements include, but are not limited to, the profitability of our contracts, our ability to retain existing clients and attract new clients, our ability to hire, train, and retain qualified employees, our ability to continue to develop effective sales and marketing capabilities, our ability to keep pace with the Internet's rapid technological changes, evolving industry standards and changing client requirements, worldwide business use of the Internet, the growth in the number of web access devices per user, the occurrence of any failure of the Internet, the continued improvement of security on the Internet, general economic and industry conditions, costs related to the proposed merger, the possibility of substantial delay in the expected closing of the merger and the risk that the businesses of eXcelon and C-bridge will not be integrated successfully, any of which may cause actual results to differ materially from those described in the statements. In addition to the factors discussed above, and other factors described under the heading "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2000, as amended, as filed with the Securities and Exchange Commission

Copies of the Annual Reports of both our companies on Form 10-K for the year ended December 31, 2000 can be found at http://www.sec.gov., any of which may cause actual results to differ materially from those described in the statements. In addition to the factors discussed above, and other factors described under the heading "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2000, as amended, as filed with the Securities and Exchange Commission

Copies of the Annual Reports of both our companies on Form 10-K for the year ended December 31, 2000 can be found at http://www.sec.gov.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

INVESTORS AND SECURITY HOLDERS OF BOTH EXCELON AND C-BRIDGE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER DESCRIBED ABOVE AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. eXcelon and C-bridge expect to mail a proxy statement/prospectus about the merger to their respective stockholders. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by the companies at the Securities and Exchange Commission's web site at http://www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained free of charge from eXcelon or C-bridge.

INVESTORS AND STOCKHOLDERS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

eXcelon and its officers and directors may be deemed to be participants in the solicitation of proxies from C-bridge's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in eXcelon's Annual Report on Form 10-K for the year ended December 31, 2000, as amended, as filed with the Securities and Exchange Commission. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from eXcelon.

C-bridge and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of eXcelon with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in C-bridge's Annual Report on Form 10-K for the year ended December 31, 2000, as amended, as filed with the Securities and Exchange Commission. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from C-bridge.



                                                                    NEWS RELEASE

FOR IMMEDIATE RELEASE

CONTACTS:         Amy Pavel
                  Lois Paul & Partners (for eXcelon)
                  781-238-5747
                  amy_pavel@lpp.com

                  Janette Mandell
                  Greenough Communications (for C-bridge)
                  671-275-6532
                  jmandell@gcgpr.com

                      EXCELON CORPORATION AND C-BRIDGE SIGN
                                MERGER AGREEMENT

   NEW COMPANY TO LEVERAGE MANAGEMENT EXPERIENCE, AWARD-WINNING TECHNOLOGY AND
     STRATEGIC INDUSTRY SOLUTIONS TO DELIVER HIGH VALUE AND SPEED-TO-MARKET

BOSTON AND BURLINGTON, MASS. -- MAY 23, 2001 -- eXcelon Corporation (NASDAQ:
EXLN), an award-winning provider of an XML-based platform for self-service and collaborative applications, and C-bridge(TM) (NASDAQ: CBIS), the originator of the ISolutions approach to e-Enterprise consulting and services, today announced that they have signed a definitive agreement to merge the two companies. A conference call has been scheduled for 9:30 a.m. today to discuss this announcement.

Today's agreement between the two companies represents a merger of equals. Under the terms of the agreement, each outstanding share of C-bridge common stock will be converted into the right to receive 1.2517 shares of eXcelon common stock. The eXcelon/C-bridge shareholders will each own 50 percent of the combined company on a fully diluted basis.

The merger will create a new company with 2001 projected revenues in excess of $100 million and cash reserves of over $50 million that is immediately positioned to address the growing demand for industry-specific Enterprise Commerce Management (ECM) solutions. ECM is a model for corporations seeking to build their next generation business systems. Extending beyond ERP to a corporation's trading partners, ECM includes the entire value chain, from suppliers to channel partners to customers, and is enabled by business process applications, services, and the Internet to support commerce throughout the value chain.

Upon the completion of the merger, the new company will conduct business as eXcelon Corporation. The combination of eXcelon and C-bridge will create a company that provides Enterprise Commerce Management solutions delivered on a platform-based architecture. The merger unites C-bridge's ability to engage in strategic business consulting, diagnostic services and deep vertical industry expertise with eXcelon's award-winning XML platform, object data management technology and proven track record in successfully serving enterprise customers for over 12 years. The combination of C-bridge and eXcelon brings noteworthy execution strength to market, backed by the companies' resources, customers, products, solutions, management team and a strong balance sheet.

"eXcelon's growth over the past year has been fueled by enterprises leveraging our XML-based products to integrate their data and content to provide significant business value to their customers, partners, suppliers and employees," said Bob Goldman, chairman and CEO, eXcelon Corporation. "The combination of C-bridge's expertise in winning large contracts with Global 2000 organizations, along with eXcelon's technology, will position the combined company to be a leader in the Enterprise Commerce Management market. We are extremely excited to join forces with C-bridge as it brings to us a successful track record of selling solutions, established positions in key vertical markets and a very strong sales channel to deploy high rate-of-return collaborative applications."

eXcelon Chairman and CEO Bob Goldman will serve as chairman of the board and Lacey Brandt, eXcelon's chief financial officer will serve as CFO for the new company. Joe Bellini, C-bridge chairman and CEO, will assume the role of chief executive officer of the new company. In addition to growing C-bridge's annual revenues from $5 million to $83 million in less than two years, Bellini has over 18 years of experience in organizations that sell solutions, with companies including i2 Technologies, Oracle and EDS. Combined with the strong leaders from eXcelon, his executive team also brings depth and demonstrated achievement in successfully transitioning companies, including i2 and Oracle, to solutions-focused product models.

"Our two companies align perfectly to provide XML-based solutions that enable the integration of enterprise value chains, a market which is estimated to be as large as $250 billion during the next four years in several studies published by AMR Research and IDC," said Joe Bellini, C-bridge chairman and CEO. "eXcelon's XML technology provides a strong foundation upon which companies can base their eBusiness architecture. This platform, coupled with our expertise in vertical market consulting and diagnostic services, will enable us to deliver solutions that address the immediate and ongoing business needs of key vertical industries. This unique integrated approach will allow us to deliver solutions faster and more efficiently, with the goal of providing higher return on investment for our customers

The new eXcelon will provide early-mover advantage in the ECM market through:

         o A THOUGHT-LEADING SOLUTION APPROACH - Through industry-focused ISolutions, the combined company will have an early lead in working with clients to identify strategies to create new business opportunities to increase shareholder value, develop business initiatives to implement those strategies and apply digital technologies that integrate new business workflows with existing information systems.

         o THE XML PLATFORM -The XML platform combines eXcelon's Extensible Information Server, Business Process Manager and Stylus Studio in an integrated environment that enables organizations to build a new class of self-service and collaborative applications that empower their customers, suppliers and employees to engage in complex activities with less manual interaction.

         o A PROVEN SOLUTIONS METHODOLOGY - C-bridge's RAPID VALUE(TM) services methodology assists companies in the ongoing process of expanding and improving business through technology. This methodology encompasses strategy and diagnostics services and a four-phase "Define, Design, Develop and Deploy" delivery model.

The new company will have over 1500 customers and a global presence with locations in the US, UK, Germany, Netherlands, Scandinavia, Japan, Australia, Hong Kong, and Singapore. Object Design, a division of eXcelon Corporation and a leader in the object data management market, will continue to be managed as a separate division of the combined company.

CONFERENCE CALL INFORMATION

eXcelon and C-bridge executives will host a conference call today at 9:30 a.m. EDT. The session may be accessed at http://www.exceloncorp.com/investors and on the investor page of C-bridge's web site, www.c-bridge.com. A replay of the call will be made available for fifteen days on both sites.

ABOUT EXCELON CORPORATION

eXcelon Corporation (NASDAQ: EXLN) is the leading provider of an XML-based platform for building self-service and collaborative applications. eXcelon enables its customers to access and leverage the data and content that resides within their existing systems regardless of original format, making it possible to share that information across an "extended enterprise" of customers, partners, suppliers and employees for a collective business advantage. By deploying information-rich collaborative and self-service applications, enterprises empower their partners and customers to leverage data and content previously unavailable without direct, and often complex, human interaction. Such applications help businesses improve customer service, reduce costs, bring new products to market faster, increase efficiency and strengthen external relationships. Based in Burlington, Massachusetts and founded in 1988, eXcelon Corporation sells and supports its products through branch offices across the U.S. and through international subsidiaries in the United Kingdom, Germany, The Netherlands, Japan and Australia, as well as a worldwide network of distributors, value-added resellers, systems integrators and other indirect sales partners.

ABOUT C-BRIDGE

C-bridge (NASDAQ: CBIS) is the originator of the ISolutions approach to e-Enterprise consulting and services. A noted provider of quality, industry-focused e-Enterprise solutions and consulting services to the Global 2000 and emerging industry leaders, C-bridge's experience, execution and strategic counsel to enterprises striving to effectively manage their value chains have earned recognition worldwide. C-bridge ISolutions are the new breed of "productized" services designed and assembled to provide organizations with reliable standards-based, business and technology architecture. ISolutions integrate the e-Enterprise and value chains to retain customers, expand markets and improve efficiencies.

Headquartered in Boston, Massachusetts, C-bridge is distinguished by its commitment to education as a driver of better decisions, a catalyst for change and a facilitator for successful implementation of strategy. C-bridge works continuously to ensure the success of its clients by providing mentoring, knowledge transfer and executive education to thousands of industry leaders per year. More information about C-bridge can be found at www.c-bridge.com.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995:

Statements in this press release that do not relate to historical facts, including statements concerning future expectations, plans, and prospects of the management of C-bridge and eXcelon are forward-looking statements. Such statements are not guarantees of future performance, and are subject to substantial risks and uncertainties and involve assumptions that could cause the future results of C-bridge, eXcelon, or the combined company following the merger of C-bridge and eXcelon to differ materially from those expressed in any forward-looking statements. C-bridge and eXcelon each disclaim any intent or obligation to update publicly any forward-looking statements whether in response to new information, future events or otherwise.

Important factors that could cause eXcelon's actual results to differ from these forward-looking statements include the fact that a majority of our revenues to date have been derived from sales of our Object Design data management products, the market for which is stable or declining; the possibility that the recent restructuring of our business operations into separate B2B and data management divisions may not produce improvements in our operating results; the risk that our revenues will not grow rapidly enough to offset increased expenditures that we are incurring to develop and market our new XML-based B2B products; the possibility that we may be unable to keep pace with the rapid technological change and intense competition that characterize the market for B2B e-commerce solutions, costs related to the proposed merger, the possibility of substantial delay in the expected closing of the merger and the risk that the businesses of eXcelon and C-bridge will not be integrated successfully; and other factors described under the heading "Certain Factors that May Affect Future Results" in our Annual Report on Form 10-K for the year ended December 31, 2000, as amended, as filed with the Securities and Exchange Commission.

Important factors that could cause C-bridge's actual results to differ from these forward-looking statements include, but are not limited to, the profitability of our contracts, our ability to retain existing clients and attract new clients, our ability to hire, train, and retain qualified employees, our ability to continue to develop effective sales and marketing capabilities, our ability to keep pace with the Internet's rapid technological changes, evolving industry standards and changing client requirements, worldwide business use of the Internet, the growth in the number of web access devices per user, the occurrence of any failure of the Internet, the continued improvement of security on the Internet, general economic and industry conditions, costs related to the proposed merger, the possibility of substantial delay in the expected closing of the merger and the risk that the businesses of eXcelon and C-bridge will not be integrated successfully, any of which may cause actual results to differ materially from those described in the statements. In addition to the factors discussed above, and other factors described under the heading "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2000, as amended, as filed with the Securities and Exchange Commission

Copies of the Annual Reports of both our companies on Form 10-K for the year ended December 31, 2000 can be found at http://www.sec.gov., any of which may cause actual results to differ materially from those described in the statements. In addition to the factors discussed above, and other factors described under the heading "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2000, as amended, as filed with the Securities and Exchange Commission

Copies of the Annual Reports of both our companies on Form 10-K for the year ended December 31, 2000 can be found at http://www.sec.gov.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

INVESTORS AND SECURITY HOLDERS OF BOTH EXCELON AND C-BRIDGE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER DESCRIBED ABOVE AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. eXcelon and C-bridge expect to mail a proxy statement/prospectus about the merger to their respective stockholders. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by the companies at the Securities and Exchange Commission's web site at http://www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained free of charge from eXcelon or C-bridge.

INVESTORS AND STOCKHOLDERS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

eXcelon and its officers and directors may be deemed to be participants in the solicitation of proxies from C-bridge's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in eXcelon's Annual Report on Form 10-K for the year ended December 31, 2000, as amended, as filed with the Securities and Exchange Commission. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from eXcelon.

C-bridge and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of eXcelon with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in C-bridge's Annual Report on Form 10-K for the year ended December 31, 2000, as amended, as filed with the Securities and Exchange Commission. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from C-bridge.


                                       ###

NOTE: C-bridge is a trademark of C-bridge Internet Solutions. Object Design and ObjectStore are registered trademarks of eXcelon Corporation. eXcelon, EXLN, Xpress, eXcelon Portal Server, eXcelon Integration Server, eXcelon eSolutions, Stylus, Cache-Forward, and Javlin are trademarks of eXcelon Corporation. All other trademarks are the property of their respective owners.

LETTER TO CUSTOMERS

C-bridge/eXcelon Merger: External Communications
Customer Letter


DEAR XX:

As Chairman and CEO of C-bridge, my number one priority has been to deliver the highest quality, most strategic and reliable solutions to our customers. Today, I'm happy to inform you of a move that will allow us to create even more value for you, the merger of C-bridge with eXcelon Corporation, a leading provider of XML platform technology. This competency, coupled with our expertise in industry-specific consulting services and solutions, will create a powerful, innovative organization intensely focused on the business needs and demands of our customers.

OUR VISION, SIMPLY STATED, IS TO HELP YOU SOLVE YOUR BUSINESS PROBLEMS. WE AIM TO PROVIDE YOU WITH RELIABLE, WELL-DESIGNED AND FLAWLESSLY EXECUTED INDUSTRY SOLUTIONS THAT LEVERAGE INNOVATIVE TECHNOLOGIES AND STRATEGIES. C-BRIDGE AND EXCELON ALIGN PERFECTLY TO OFFER YOU AN EVEN GREATER RANGE OF PRODUCTS, WHILE CONTINUING TO DELIVER THE KIND OF SERVICE YOU'VE COME TO EXPECT FROM US.

WE ACKNOWLEDGE THAT EVERYTHING BEGINS WITH CREATING VALUE FOR OUR CUSTOMERS AND WE WILL WORK WITH YOU TO ENSURE THAT THE TRANSITION IS AS SEAMLESS AS POSSIBLE. YOU HAVE OUR ASSURANCE THAT THE COMBINED STRENGTH OF OUR COMPANIES WILL LEAD TO ONLY POSITIVE RESULTS FOR YOUR BUSINESS.

Moving forward we'll be even better equipped to solve new sets of business problems, with a more powerful technology, scalable architecture and compliance with an influential set of emerging standards. We promise to continue to deliver you with the highest possible return on assets and investment, while helping you achieve your ebusiness goals.

Within the next few days, (project manager/sales contact) will be contacting you to discuss the merger in greater detail and, specifically, how it will bring greater value to your business. In the interim, I invite you to share any feedback you may have.

The same philosophy and core values that have driven us in the past will remain to drive us in the future. I thank you for the critical role you've played in our success and look forward to continuing our partnership.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995:

Statements in this press release that do not relate to historical facts, including statements concerning future expectations, plans, and prospects of the management of C-bridge and eXcelon are forward-looking statements. Such statements are not guarantees of future performance, and are subject to substantial risks and uncertainties and involve assumptions that could cause the future results of C-bridge, eXcelon, or the combined company following the merger of C-bridge and eXcelon to differ materially from those expressed in any forward-looking statements. C-bridge and eXcelon each disclaim any intent or obligation to update publicly any forward-looking statements whether in response to new information, future events or otherwise.

Important factors that could cause eXcelon's actual results to differ from these forward-looking statements include the fact that a majority of our revenues to date have been derived from sales of our Object Design data management products, the market for which is stable or declining; the possibility that the recent restructuring of our business operations into separate B2B and data management divisions may not produce improvements in our operating results; the risk that our revenues will not grow rapidly enough to offset increased expenditures that we are incurring to develop and market our new XML-based B2B products; the possibility that we may be unable to keep pace with the rapid technological change and intense competition that characterize the market for B2B e-commerce solutions costs related to the proposed merger, the possibility of substantial delay in the expected closing of the merger and the risk that the businesses of eXcelon and C-bridge will not be integrated successfully; and other factors described under the heading "Certain Factors that May Affect Future Results" in our Annual Report on Form 10-K for the year ended December 31, 2000, as amended, as filed with the Securities and Exchange Commission.

Important factors that could cause C-bridge's actual results to differ from these forward-looking statements include, but are not limited to, the profitability of our contracts, our ability to retain existing clients and attract new clients, our ability to hire, train, and retain qualified employees, our ability to continue to develop effective sales and marketing capabilities, our ability to keep pace with the Internet's rapid technological changes, evolving industry standards and changing client requirements, worldwide business use of the Internet, the growth in the number of web access devices per user, the occurrence of any failure of the Internet, the continued improvement of security on the Internet, general economic and industry conditions, costs related to the proposed merger, the possibility of substantial delay in the expected closing of the merger and the risk that the businesses of eXcelon and C-bridge will not be integrated successfully, any of which may cause actual results to differ materially from those described in the statements. In addition to the factors discussed above, and other factors described under the heading "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2000, as amended, as filed with the Securities and Exchange Commission

Copies of the Annual Reports of both our companies on Form 10-K for the year ended December 31, 2000 can be found at http://www.sec.gov., any of which may cause actual results to differ materially from those described in the statements. In addition to the factors discussed above, and other factors described under the heading "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2000, as amended, as filed with the Securities and Exchange Commission

Copies of the Annual Reports of both our companies on Form 10-K for the year ended December 31, 2000 can be found at http://www.sec.gov.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

INVESTORS AND SECURITY HOLDERS OF BOTH EXCELON AND C-BRIDGE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER DESCRIBED ABOVE AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. eXcelon and C-bridge expect to mail a proxy statement/prospectus about the merger to their respective stockholders. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by the companies at the Securities and Exchange Commission's web site at http://www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained free of charge from eXcelon or C-bridge.

INVESTORS AND STOCKHOLDERS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

eXcelon and its officers and directors may be deemed to be participants in the solicitation of proxies from C-bridge's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in eXcelon's Annual Report on Form 10-K for the year ended December 31, 2000, as amended, as filed with the Securities and Exchange Commission. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from eXcelon.

C-bridge and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of eXcelon with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in C-bridge's Annual Report on Form 10-K for the year ended December 31, 2000, as amended, as filed with the Securities and Exchange Commission. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from C-bridge.


Kindest Regards,


Joe Bellini


LETTER TO PARTNERS

                C-bridge/eXcelon Merger: External Communications
                                 Partner Letter

Dear (insert name of partnership contact),

Throughout C-bridge's history, we have relied on our partners to help us fulfill our core mission of driving client business value through technology. I am happy to inform you of a move that will allow us to strengthen our relationship and create more business opportunities for you.

Today marks a significant milestone in C-bridge's history as we announce our intent to merge with eXcelon Corporation, a leading provider of XML platform technology. This competency, coupled with our expertise in industry-specific consulting services and solutions, will create a powerful, innovative organization intensely focused on the business needs and demands of a cross-section of industries.

As C-bridge and eXcelon align to provide XML-based solutions that enable the integration of enterprise value chains, we will continue to look to the partners we have carefully selected, and always valued, to help us build successful solutions, now with greater speed than ever before.

The same philosophy and core values that have driven us in the past will continue to drive us in the future. Our success depends on our ability to keep innovating, and we will continue to model our business on the standards that will guarantee our success moving forward. Partnership is one of our most essential principles. As we make our transition, we will be sensitive to the importance of integrating in such a way that protects our partnership and ensures a seamless transition to our shared clients.

In the coming week, I will contact you to discuss our intent to merge with eXcelon in greater detail, demonstrate how your products fit into the value stack and illustrate how, together, we can capitalize on an enormous market opportunity.

I thank you for the critical role you've played in our success and look forward to continuing our partnership.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995:

Statements in this press release that do not relate to historical facts, including statements concerning future expectations, plans, and prospects of the management of C-bridge and eXcelon are forward-looking statements. Such statements are not guarantees of future performance, and are subject to substantial risks and uncertainties and involve assumptions that could cause the future results of C-bridge, eXcelon, or the combined company following the merger of C-bridge and eXcelon to differ materially from those expressed in any forward-looking statements. C-bridge and eXcelon each disclaim any intent or obligation to update publicly any forward-looking statements whether in response to new information, future events or otherwise.

Important factors that could cause eXcelon's actual results to differ from these forward-looking statements include the fact that a majority of our revenues to date have been derived from sales of our Object Design data management products, the market for which is stable or declining; the possibility that the recent restructuring of our business operations into separate B2B and data management divisions may not produce improvements in our operating results; the risk that our revenues will not grow rapidly enough to offset increased expenditures that we are incurring to develop and market our new XML-based B2B products; the possibility that we may be unable to keep pace with the rapid technological change and intense competition that characterize the market for B2B e-commerce solutions costs related to the proposed merger, the possibility of substantial delay in the expected closing of the merger and the risk that the businesses of eXcelon and C-bridge will not be integrated successfully; and other factors described under the heading "Certain Factors that May Affect Future Results" in our Annual Report on Form 10-K for the year ended December 31, 2000, as amended, as filed with the Securities and Exchange Commission.

Important factors that could cause C-bridge's actual results to differ from these forward-looking statements include, but are not limited to, the profitability of our contracts, our ability to retain existing clients and attract new clients, our ability to hire, train, and retain qualified employees, our ability to continue to develop effective sales and marketing capabilities, our ability to keep pace with the Internet's rapid technological changes, evolving industry standards and changing client requirements, worldwide business use of the Internet, the growth in the number of web access devices per user, the occurrence of any failure of the Internet, the continued improvement of security on the Internet, general economic and industry conditions, costs related to the proposed merger, the possibility of substantial delay in the expected closing of the merger and the risk that the businesses of eXcelon and C-bridge will not be integrated successfully, any of which may cause actual results to differ materially from those described in the statements. In addition to the factors discussed above, and other factors described under the heading "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2000, as amended, as filed with the Securities and Exchange Commission

Copies of the Annual Reports of both our companies on Form 10-K for the year ended December 31, 2000 can be found at http://www.sec.gov., any of which may cause actual results to differ materially from those described in the statements. In addition to the factors discussed above, and other factors described under the heading "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2000, as amended, as filed with the Securities and Exchange Commission

Copies of the Annual Reports of both our companies on Form 10-K for the year ended December 31, 2000 can be found at http://www.sec.gov.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

INVESTORS AND SECURITY HOLDERS OF BOTH EXCELON AND C-BRIDGE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER DESCRIBED ABOVE AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. eXcelon and C-bridge expect to mail a proxy statement/prospectus about the merger to their respective stockholders. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by the companies at the Securities and Exchange Commission's web site at http://www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained free of charge from eXcelon or C-bridge.

INVESTORS AND STOCKHOLDERS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

eXcelon and its officers and directors may be deemed to be participants in the solicitation of proxies from C-bridge's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in eXcelon's Annual Report on Form 10-K for the year ended December 31, 2000, as amended, as filed with the Securities and Exchange Commission. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from eXcelon.

C-bridge and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of eXcelon with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in C-bridge's Annual Report on Form 10-K for the year ended December 31, 2000, as amended, as filed with the Securities and Exchange Commission. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from C-bridge.


Best regards,


Joe Bellini
Chairman and CEO, C-bridge

Filed by eXcelon Corporation pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company:
C-bridge Internet Solutions, Inc.
Commission File No. 0-28185

On May 23, 2001, eXcelon Corporation and C-bridge Internet Solutions, Inc. announced that they had entered into a definitive agreement with respect to a merger between the two companies. Set forth below are copies of eXcelon Corporation's Letter to Employees, Letter to Customers and Letter to Partners.


LETTER TO EMPLOYEES

Everyone,

Some very exciting news is happening here at eXcelon as you receive this email. Just a few minutes ago, eXcelon announced its intent to merge with C-bridge, a leading e-business solution provider based in Boston, to form a new company to be known as eXcelon Corporation. C-bridge grew from $5 million in annual revenues in 1998 to over $80 million in annual revenues in 2000 led by a strategic solution-selling model into large enterprises. The proposed merger represents several positive aspects for both companies, but most importantly, the management team here at eXcelon believes it represents a very dramatic step in the evolution of our company to seize the growing market opportunity for our award-winning XML and data management solutions.

We believe that this is clearly an example of the resulting organization being much greater than each is independently. Let me highlight why we are so excited by this combination.

Earlier this year we reviewed our product strategy and as you know we made some very fundamental changes to our product and sales strategy that is currently being rolled out. This is the change to providing a framework for building self-service and collaborative applications. What became clear during this process was that the area of self-service applications is being defined as part of a much larger category called Enterprise Commerce Management (ECM) applications. As defined by many consulting groups like AMR Research, and IDC, ECM is believed to be the next major investment area by large enterprises and global 2000 customers, following the successful implementation of ERP and CRM systems. These solutions, in order to be successfully sold and implemented, require specific vertical industry expertise and a solutions-oriented approach. Large enterprise customers have made it clear to us over the past year that they see value in technology partners, who propose and deliver high Return on Investment (ROI) and low Total Cost of Ownership (TCO) solutions. By combining our strong product set, sales, service and support functions, with C-bridge's abilities to sell solutions into these large enterprises, we will now be able us to provide a much broader solution to our customer and prospect base and more importantly up-level our combined message and clearly differentiate our solution.

There are very clear benefits to this strategy which include:

a) Increased presence and penetration in enterprise customer base with potential of larger contracts and deals. This also increases our global presence with little overlap in our combined international presence. Our two sales teams armed with methodology and tools present a very strong enterprise sales team going forward.

b) Increased leverage in working with SI partners, as we are now able to bring vertical solutions and increased business to the strategic SI partners. This will be made possible as we develop these solutions and also close larger enterprise contracts than we do today.

c) A world class technical delivery team produced by combining our engineering, support, services & systems engineering organizations with C-bridge's strategy, diagnostic and services organizations


Additionally, bringing the two companies together creates a combined company with a business model that delivers combined annual revenues of over $100 million and cash reserves of over $50 million. It will give us the resources needed to ensure our success in this fast growing market.

In all, the proposed merger between eXcelon and C-Bridge provides us with an immediate go-to-market solutions approach backed by our proven XML-based product architecture. This merger takes our ability to deliver as a platform provider for developing and deploying collaborative and self-service applications to a new level. The success of this strategy will have enormous benefits to all of you, our employees, our customers, and our shareholders.

As we go through this merger, we are strongly committed to further enhancing our leadership presence in the object data management market. With IP-based growth in the market today and with the growing need for caching and in-memory management of data, we see our data management business growing under strong new leadership with the addition of Phil Lee and benefiting from the resources that the new eXcelon Corporation can now make available. Object Design will remain as a division of eXcelon Corporation and as a separate operating entity as it is structured today.

Obviously, news like this will generate a lot of questions and we would like to bring the whole company together to address them. We have scheduled a company meeting this morning at 11:30 am (Eastern) to discuss the opportunities created for us through this merger. In the meantime, I would like to invite you to listen in to our investor conference call at 9:30am this morning for a high-level overview. You can access the call at http://www.exceloncorp.com/investors. We will be providing more detailed information to you in over the next 24 hours.

This merger doubles the size of our respective organizations and provides us access to huge cross-selling opportunities through a very strong channel. Very few in the market can deliver the value proposition of the new company, which will be called eXcelon Corporation. Together we will be better positioned to compete with large competitors in our markets in terms of technology, breadth of product line, speed of deployment, customer coverage and support.

I look forward to seeing you all tomorrow to talk about this great new opportunity.

Regards,
Bob


"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995:

Statements in this press release that do not relate to historical facts, including statements concerning future expectations, plans, and prospects of the management of C-bridge and eXcelon are forward-looking statements. Such statements are not guarantees of future performance, and are subject to substantial risks and uncertainties and involve assumptions that could cause the future results of C-bridge, eXcelon, or the combined company following the merger of C-bridge and eXcelon to differ materially from those expressed in any forward-looking statements. C-bridge and eXcelon each disclaim any intent or obligation to update publicly any forward-looking statements whether in response to new information, future events or otherwise.

Important factors that could cause eXcelon's actual results to differ from these forward-looking statements include the fact that a majority of our revenues to date have been derived from sales of our Object Design data management products, the market for which is stable or declining; the possibility that the recent restructuring of our business operations into separate B2B and data management divisions may not produce improvements in our operating results; the risk that our revenues will not grow rapidly enough to offset increased expenditures that we are incurring to develop and market our new XML-based B2B products; the possibility that we may be unable to keep pace with the rapid technological change and intense competition that characterize the market for B2B e-commerce solutions; and other factors described under the heading "Certain Factors that May Affect Future Results" in our Annual Report on Form 10-K for the year ended December 31, 2000, as amended, as filed with the Securities and Exchange Commission

Important factors that could cause C-bridge's actual results to differ from these forward-looking statements include, but are not limited to, the profitability of our contracts, our ability to retain existing clients and attract new clients, our ability to hire, train, and retain qualified employees, our ability to continue to develop effective sales and marketing capabilities, our ability to keep pace with the Internet's rapid technological changes, evolving industry standards and changing client requirements, worldwide business use of the Internet, the growth in the number of web access devices per user, the occurrence of any failure of the Internet, the continued improvement of security on the Internet, general economic and industry conditions and other factors described under the heading "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2000, as amended, as filed with the Securities and Exchange Commission

Copies of the Annual Reports on Form 10-K for both companies for the year ended December 31, 2000 can be found at http://www.sec.gov.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Investors and security holders of both eXcelon and C-bridge are advised to read the proxy statement/prospectus regarding the merger described above, when it becomes available, because it will contain important information about the companies and the merger. eXcelon and C-bridge expect to mail a proxy statement/prospectus about the merger to their respective stockholders. Such proxy statement/prospectus will be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by the companies at the Securities and Exchange Commission's web site at http://www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained free of charge from eXcelon or C-bridge.

eXcelon and its officers and directors may be deemed to be participants in the solicitation of proxies from C-bridge's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in eXcelon's Annual Report on Form 10-K for the year ended December 31, 2000, as amended, as filed with the Securities and Exchange Commission. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from eXcelon.

C-bridge and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of eXcelon with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in C-bridge's Annual Report on Form 10-K for the year ended December 31, 2000, as amended, as filed with the Securities and Exchange Commission. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from C-bridge.


LETTER TO CUSTOMERS

                eXcelon/C-bridge Merger: External Communications
                                 Customer Letter

     (we recommend that in addition to this letter, customers also receive a personal call from Satish/appropriate manager to discuss the merger)

Dear XX:

It is with great pleasure that I share with you some very exciting news from eXcelon. This morning, eXcelon announced a proposed merger with C-bridge, originator of the ISolutions approach to e-Enterprise solutions. The result of the merger will create a powerful, creative organization intensely focused on the business needs and demands of our customers. The merger will also allow us to create even more value for you by accelerating the delivery of high value, industry-specific Enterprise Commerce Management (ECM) solutions.

As you know, we at eXcelon have taken a number of positive and aggressive steps forward this year. Perhaps most important, we have evolved our product positioning and strategy to provide you with an extensible and flexible XML-based platform for developing and deploying self-service and collaborative applications. Now we are stepping up to assist you in realizing significant return on investment (ROI) and lower total cost of ownership (TCO) by providing vertical industry solutions and applications on an extensible platform-based architecture.

With this merger, eXcelon will be able to bring the following capabilities to you:

         o Strategy and Diagnostics services to identify ROI and TCO models that you need to implement in your enterprise

         o Vertical implementations of components, frameworks and applications to assist you in specific vertical implementations

         o An XML and J2EE based platform architecture that allows to deploy an extensible and flexible architecture and applications to adapt to your changing enterprise needs in the future

         o A strong organization in the form of global support and service function to conceptualize, design and implement the proposed solutions for you working together with our Systems Integration partners.

With these capabilities as a foundation, eXcelon will be able to bring new XML based products (Extensible Information Server, Business Process, Stylus), ISolutions (vertical modules/frameworks) and the necessary strategy, diagnostic and methodology-led services to assist you with immediate enterprise commerce management needs within your enterprise.

We believe this is a very timely and definitive action that will serve you better, especially as enterprises such as yours start to implement an ebusiness strategy and supporting architecture, and as you seek to integrate your ecosystem of customers, suppliers, partners and employees. This merger will give us an early mover advantage and substantially increase our ability to help you improve customer service and relationships, reduce operating costs, bring new products to market faster, increase efficiency and strengthen external relationships.

Bob Goldman, our current chairman and CEO, will serve as the chairman of the new board, while Joe Bellini, C-bridge chairman and CEO, will assume the role of chief executive officer. Lacey Brandt, eXcelon's chief financial officer will serve as CFO for the merged organization. I will be serving as the chief operating officer. The merged company will be conducting business as eXcelon Corporation, headquartered in Burlington, Massachusetts.

We acknowledge that everything begins with creating value for our customers and we will work with you to ensure that you can benefit from the combination of our two companies as quickly as possible. You have our assurance that the combined strength of our companies will lead to positive results for your business.

Within the next few days, representatives from our sales and field organizations will be contacting you to discuss the merger in greater detail and, specifically, how it will bring greater value to your business. In the interim, I invite you call me directly with any questions, or to share any feedback you may have. The same philosophy and core values that have driven us in the past will continue to drive us in the future. I thank you for the critical role you've played in our success and look forward to continuing our partnership.

Regards.

Satish Maripuri
President & Chief Operating Officer


"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995:

Statements in this press release that do not relate to historical facts, including statements concerning future expectations, plans, and prospects of the management of C-bridge and eXcelon are forward-looking statements. Such statements are not guarantees of future performance, and are subject to substantial risks and uncertainties and involve assumptions that could cause the future results of C-bridge, eXcelon, or the combined company following the merger of C-bridge and eXcelon to differ materially from those expressed in any forward-looking statements. C-bridge and eXcelon each disclaim any intent or obligation to update publicly any forward-looking statements whether in response to new information, future events or otherwise.

Important factors that could cause eXcelon's actual results to differ from these forward-looking statements include the fact that a majority of our revenues to date have been derived from sales of our Object Design data management products, the market for which is stable or declining; the possibility that the recent restructuring of our business operations into separate B2B and data management divisions may not produce improvements in our operating results; the risk that our revenues will not grow rapidly enough to offset increased expenditures that we are incurring to develop and market our new XML-based B2B products; the possibility that we may be unable to keep pace with the rapid technological change and intense competition that characterize the market for B2B e-commerce solutions; and other factors described under the heading "Certain Factors that May Affect Future Results" in our Annual Report on Form 10-K for the year ended December 31, 2000, as amended, as filed with the Securities and Exchange Commission.

Important factors that could cause C-bridge's actual results to differ from these forward-looking statements include, but are not limited to, the profitability of our contracts, our ability to retain existing clients and attract new clients, our ability to hire, train, and retain qualified employees, our ability to continue to develop effective sales and marketing capabilities, our ability to keep pace with the Internet's rapid technological changes, evolving industry standards and changing client requirements, worldwide business use of the Internet, the growth in the number of web access devices per user, the occurrence of any failure of the Internet, the continued improvement of security on the Internet, general economic and industry conditions and other factors described under the heading "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2000, as amended, as filed with the Securities and Exchange Commission

Copies of the Annual Reports on Form 10-K for both companies for the year ended December 31, 2000 can be found at http://www.sec.gov.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Investors and security holders of both eXcelon and C-bridge are advised to read the proxy statement/prospectus regarding the merger described above, when it becomes available, because it will contain important information about the companies and the merger. eXcelon and C-bridge expect to mail a proxy statement/prospectus about the merger to their respective stockholders. Such proxy statement/prospectus will be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by the companies at the Securities and Exchange Commission's web site at http://www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained free of charge from eXcelon or C-bridge.

eXcelon and its officers and directors may be deemed to be participants in the solicitation of proxies from C-bridge's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in eXcelon's Annual Report on Form 10-K for the year ended December 31, 2000, as amended, as filed with the Securities and Exchange Commission. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from eXcelon.

C-bridge and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of eXcelon with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in C-bridge's Annual Report on Form 10-K for the year ended December 31, 2000, as amended, as filed with the Securities and Exchange Commission. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from C-bridge.


LETTER TO PARTNERS

                eXcelon/C-bridge Merger: External Communications
                                 Partner Letter

Dear (insert name of partnership contact),

We have enjoyed working with you over the past year to help enterprises transform their strategies to improve customer service, reduce transaction costs, bring new products to market faster and strengthen external relationships. Today, I am pleased to announce the proposed merger between eXcelon and

C-bridge, which represents a logical and proactive approach to the evolution that continues to occur in our marketplaces.

C-bridge is the originator of the ISolutions approach to e-Enterprise consulting and services. The combination of our two companies will enable us to quickly deliver high- value, industry-specific Enterprise Commerce Management (ECM) solutions for customers and business partners. In addition, this merger will allow us to strengthen our relationship and create more business opportunities for you.

I would like to share with you the vision that brought our two companies together and more importantly why we feel that this is likely to increase synergy with our key partners like you.

         o COMBINED BUSINESS MODEL: THE COMBINED COMPANY WILL BE PRODUCT COMPANY WITH THE ABILITY TO DELIVER A HIGH RETURN ON INVESTMENT (ROI) AND A LOW TOTAL COST OF OWNERSHIP (TCO) SOLUTIONS TO MARKET. THIS SIGNIFICANTLY ENHANCES OUR GLOBAL PRESENCE, TECHNOLOGY FOOTPRINT AND CREATES A MUCH LARGER EMPLOYEE BASE. THE COMBINED COMPANY WILL HAVE ANNUAL REVENUES OF OVER $100 MILLION AND CASH RESERVES OF OVER $50 MILLION. BOB GOLDMAN, OUR CURRENT CHAIRMAN AND CEO, WILL SERVE AS THE CHAIRMAN OF THE NEW BOARD, WHILE JOE BELLINI, C-BRIDGE CHAIRMAN AND CEO, WILL ASSUME THE ROLE OF CHIEF EXECUTIVE OFFICER. LACEY BRANDT, EXCELON'S CHIEF FINANCIAL OFFICER WILL SERVE AS CFO FOR THE MERGED ORGANIZATION. I WILL BE SERVING AS THE CHIEF OPERATING OFFICER. THE MERGED COMPANY WILL BE CONDUCTING BUSINESS AS EXCELON CORPORATION HEADQUARTERED IN BURLINGTON, MASSACHUSETTS.

         o ENABLING TRANSFORMATIONAL STRATEGIES: Most of our systems integration partners like you are starting to solve Enterprise Commerce Management (ECM) problems within large enterprises and global 2000 customers. You are assisting enterprises transform their strategies by leveraging ebusiness applications and solutions. At eXcelon, we see ourselves working closely with you to drive the same transformational strategies for enterprise customers.

         o CUSTOMER DEMAND CREATION: We feel that C-bridge's thought leadership, strategy and diagnostic-led vertical sales model, combined with our award winning XML and J2EE-compliant technology is a significant addition to our sales team that will lead us into larger enterprise deals. We strongly believe that this capability, and the ROI and TCO led sales tools, will assist you with customer demand creation by jointly working side by side in these large enterprise opportunities that we can jointly drive to.

         o        VERTICAL EXPERTISE IN EXCELON'S SALES AND CHANNEL
                  ORGANIZATIONS: This merger will infuse eXcelon's sales and marketing organizations with the sufficient expertise to work with the various vertical line of businesses on your side

         o        VERTICAL COMPONENTS, ASSETS AND REUSABLE FRAMEWORKS FOR YOUR
                  LEVERAGE: With this merger eXcelon is committed to developing and maintaining reusable components, assets and applications to solve specific vertical solutions. Such software applications and components can be jointly developed with you or independently by eXcelon and made available back to you for assembling specific industry solutions.

         o A PLATFORM BASED ARCHITECTURE: We believe that the platform based architecture coupled with verticals applications and frameworks will enable you to develop and deploy enterprise solutions much more rapidly that previously possible. We also believe that such architectures will give you the ability to evolve the solutions that you implement for your customers much more rapidly as their needs change as opposed to being locked into a point application.

The same philosophy and core values that have driven us in the past will continue to drive us in the future. Partnership is one of our most essential principles. As we make our transition, we will be sensitive to the importance of integrating in such a way that protects our partnership and delivers value to our shared clients. We have also made it our goal to drive significant business via our channel partners as we evolve into a much larger product centric company.

Over the upcoming weeks, representatives from eXcelon will contact you to discuss our intent to merge with C-bridge and how your products and services will complement and extend our value proposition. We are very excited about what this merger means for our company, and for our partnership, because we will be better positioned to capitalize on the enormous market opportunity ahead of us.

I thank you for the critical role you've played in our success and look forward to continuing our partnership. Please feel free to contact me personally need further clarification or provide feedback to me directly.
Looking forward to driving customer success by working closely with you.

Regards.

Satish Maripuri
President & Chief Operating Officer


"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995:

Statements in this press release that do not relate to historical facts, including statements concerning future expectations, plans, and prospects of the management of C-bridge and eXcelon are forward-looking statements. Such statements are not guarantees of future performance, and are subject to substantial risks and uncertainties and involve assumptions that could cause the future results of C-bridge, eXcelon, or the combined company following the merger of C-bridge and eXcelon to differ materially from those expressed in any forward-looking statements. C-bridge and eXcelon each disclaim any intent or obligation to update publicly any forward-looking statements whether in response to new information, future events or otherwise.

Important factors that could cause eXcelon's actual results to differ from these forward-looking statements include the fact that a majority of our revenues to date have been derived from sales of our Object Design data management products, the market for which is stable or declining; the possibility that the recent restructuring of our business operations into separate B2B and data management divisions may not produce improvements in our operating results; the risk that our revenues will not grow rapidly enough to offset increased expenditures that we are incurring to develop and market our new XML-based B2B products; the possibility that we may be unable to keep pace with the rapid technological change and intense competition that characterize the market for B2B e-commerce solutions; and other factors described under the heading "Certain Factors that May Affect Future Results" in our Annual Report on Form 10-K for the year ended December 31, 2000, as amended, as filed with the Securities and Exchange Commission

Important factors that could cause C-bridge's actual results to differ from these forward-looking statements include, but are not limited to, the profitability of our contracts, our ability to retain existing clients and attract new clients, our ability to hire, train, and retain qualified employees, our ability to continue to develop effective sales and marketing capabilities, our ability to keep pace with the Internet's rapid technological changes, evolving industry standards and changing client requirements, worldwide business use of the Internet, the growth in the number of web access devices per user, the occurrence of any failure of the Internet, the continued improvement of security on the Internet, general economic and industry conditions and other factors described under the heading "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2000, as amended, as filed with the Securities and Exchange Commission

Copies of the Annual Reports on Form 10-K for both companies for the year ended December 31, 2000 can be found at http://www.sec.gov.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Investors and security holders of both eXcelon and C-bridge are advised to read the proxy statement/prospectus regarding the merger described above, when it becomes available, because it will contain important information about the companies and the merger. eXcelon and C-bridge expect to mail a proxy statement/prospectus about the merger to their respective stockholders. Such proxy statement/prospectus will be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by the companies at the Securities and Exchange Commission's web site at http://www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained free of charge from eXcelon or C-bridge.

eXcelon and its officers and directors may be deemed to be participants in the solicitation of proxies from C-bridge's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in eXcelon's Annual Report on Form 10-K for the year ended December 31, 2000, as amended, as filed with the Securities and Exchange Commission. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from eXcelon.

C-bridge and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of eXcelon with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in C-bridge's Annual Report on Form 10-K for the year ended December 31, 2000, as amended, as filed with the Securities and Exchange Commission. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from C-bridge.